

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

<u>**Via U.S. Mail**</u>
Mr. Peter C. Castle
Chief Financial Officer
NetWolves Corporation
4805 Independence Pkwy
Tampa, Florida 33634

February 15, 2007

RE: **NetWolves Corporation
Form 10-KSB for Fiscal Year Ended June 30, 2006
Filed October 17, 2006**

                **Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 000-25831**

Dear Mr. Castle:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director